FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2005

Commission File Number: 000-51116

Hurray! Holding Co., Ltd.

Room 305-306, China Resources Building

8 Jian Guo Men Bei Street

Dongcheng District, Beijing, People’s Republic of China 100005

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82- N.A.

The index of exhibits may be found at Page 2

HURRAY! HOLDING CO., LTD.

Form 6-K

Page
Signature	Page 3

Press Release Regarding Earnings Results for the Second Quarter of 2005 dated August 15, 2005	Exhibit 99.1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hurray! Holding Co., Ltd.

By:	/s/ Qindai Wang
Name:	Qindai Wang
Title:	President and Chief Executive Officer

Date: August 16, 2005

Exhibit 99.1

Hurray! Reports Second Quarter 2005 Financial Results

BEIJING, August 15, 2005 /Xinhua-PRNewswire/ — Hurray! Holding Co., Ltd. (Nasdaq: HRAY - News), a leading provider of advanced wireless value-added services and mobile telecommunication network software in the People’s Republic of China, today announced its financial results for the second quarter ended June 30, 2005.

FINANCIAL HIGHLIGHTS:

•	Total revenues: $15.0 million, growth of 0.5% quarter-over-quarter and 25.1% year-over-year.

•	2.5G services revenues: $8.8 million, decline of 6.5% quarter-over-quarter but growth of 21.7% year-over-year.

•	2G services revenues: $4.6 million, growth of 29.9% quarter-over-quarter and 28.7% year-over-year.

•	Software and system integration services revenues: $1.6 million, decline of 18.6% quarter-over-quarter but growth of 34.1% year-over-year.

•	Net income: $5.0 million, decline of 10.2% quarter-over-quarter but growth of 16.0% year-over-year. Net income was adversely affected by $0.5 million in one-time legal expenses incurred in the second quarter of 2005.

•	Diluted earnings per ADS of $0.22; Adjusted diluted earnings per ADS of $0.25 (excluding $0.5 million in one-time legal expenses).

“We are pleased with our operating results during the second quarter of 2005 despite continued short-term weakness in the 2.5G market due to WAP billing policy changes by China Mobile and slow CDMA user growth experienced by China Unicom”, said QD Wang, Chairman and Chief Executive Officer of Hurray! “We are particularly pleased with the progress in expanding our customer reach, wireless value-added service portfolios, and marketing and distribution channels. We believe that we have built a solid foundation for diversified and balanced growth as the wireless market in China evolves”

BUSINESS RESULTS

Total revenues for the second quarter ended June 30, 2005 were $15.0 million, representing a 0.5% increase over $14.9 million for the preceding quarter, and a 25.1% increase from $12.0 million for the second quarter in 2004.

2.5G services revenues were $8.8 million for the second quarter of 2005, representing a decrease of 6.5% as compared to $9.4 million for the previous quarter and an increase of 21.7% as compared to $7.2 million for the second quarter of 2004. Almost all of the company’s 2.5G service revenues were derived from Wireless Access Protocol (“WAP”)

services, with a relatively limited contribution from existing Java™ services and Multimedia Messaging Services (“MMS”) which were first introduced during the first quarter of 2005. The decline in 2.5G services revenues was mainly due to 1) slow growth of the China Unicom CDMA user base for WAP services, 2) increased number of free services mandated by China Unicom on its WAP portal, and 3) new policies implemented by China Mobile during the quarter to eliminate inactive WAP users from subscription billing, partially offset by growth in number of active users.

2G services revenues were $4.6 million for the second quarter of 2005, representing an increase of 29.9% as compared to $3.5 million for the previous quarter and an increase of 28.7% as compared to $3.6 million for the second quarter of 2004. 2G services comprise Short Messaging Services (“SMS”), Interactive Voice Response services (“IVR”), and a relatively limited contribution from Color Ring Back Tones (“CRBT”). SMS revenues were $2.1 million for the second quarter of 2005, representing a decline of 8.8% as compared with $2.3 million in the previous quarter and a decline of 38.4% as compared with $3.4 million in the second quarter of 2004. The decline in revenues from the SMS business was mainly due to China Mobile’s migration to new billing platforms that resulted in the elimination of inactive users from subscription billing. The decline in SMS revenues was offset by continued growth in the company’s IVR revenues. IVR revenues were $2.5 million for the second quarter of 2005, representing an increase of 97.8% as compared with $1.3 million for the previous quarter and a significant increase as compared with $0.2 million for the second quarter of 2004.

Software and system integration services revenues were $1.6 million for the second quarter of 2005, representing a decrease of 18.6% as compared with $2.0 million for the previous quarter but an increase of 34.1% as compared with $1.2 million for the second quarter of 2004. Software and system integration services revenues include revenue from third-party hardware sold on a no-margin, pass-through basis.

Total gross margin was 59.7% for the second quarter of 2005 as compared with 57.3% for the previous quarter and 60.0% for the second quarter of 2004. Gross margin for 2.5G services was 59.5% for the second quarter of 2005, as compared with 56.7% for the previous quarter and 61.4% for the second quarter of 2004. The improvement in gross margin for 2.5G services was attributable to reduced revenue sharing payments to third party content and promotion partners in the second quarter of 2005. Gross margin for 2G services was 53.6% for the second quarter of 2005, as compared with 51.4% for the previous quarter and 48.3% for the second quarter of 2004. The increase in gross margin for 2G services was attributable to an increase in the gross margin for IVR services which achieved enhanced economies of scale in the quarter and, to a lesser extent, an increase in SMS gross margin due to improved cost control. Software and system integration services gross margin was 77.9% for the second quarter of 2005, as compared with 70.4% for the previous quarter and 85.9% for the second quarter of 2004. The increase in software and system integration gross margin between the first and second quarters of 2005 resulted from the company’s continued efforts to focus on providing its own software and services and minimize third-party hardware pass-through sales.

Total gross profit was $8.9 million for the second quarter of 2005, representing an increase of 4.7% as compared with $8.5 million for the previous quarter and an increase of 24.4% as compared with $7.2 million for the second quarter of 2004.

Total operating expenses were $4.4 million for the second quarter of 2005, representing an increase of 45.0% as compared with $3.1 million for the previous quarter and an increase of 58.2% as compared with $2.8 million for the second quarter of 2004. The increase was mainly caused by 1) an increase in staff-related expenses as the company increased its marketing and sales activities in the quarter, and 2) $0.5 million in one-time legal expenses associated with an aborted transaction in the second quarter of 2005.

Other income, mainly a government tax rebate associated with the company’s software revenue, was $0.3 million for the second quarter of 2005. Interest income for the quarter was $0.3 million. For the second quarter of 2005, income tax expense was $0.2 million compared with $0.6 million in the previous quarter, which included $0.2 million non-recurring tax expense.

Net income was $5.0 million for the second quarter of 2005, representing a decrease of 10.2% compared with $5.6 million for the previous quarter, and an increase of 16.0% compared with $4.3 million for the second quarter of 2004. Excluding the one-time legal expenses incurred in the second quarter of 2005, net income would have been $5.5 million for the quarter. Net margin was 33.4% for the second quarter of 2005 compared to 37.4% for the previous quarter and 36.0% for the second quarter of 2004.

Fully diluted earnings per ADS were $0.22 based on a weighted average of 22.3 million diluted ADSs for the second quarter of 2005. This figure compares to $0.31 based on a weighted average of 17.9 million diluted ADSs for the previous quarter and $0.26 based on a weighted average of 16.3 million diluted ADSs for the second quarter of 2004. Excluding the one-time legal expenses incurred in the second quarter of 2005, diluted earnings per ADS would have been $0.25 for the quarter.

As of June 30, 2005, the company had outstanding 22.0 million basic ADSs and 22.4 million fully diluted ADSs, excluding share options granted above the average market value of Hurray! stock for the quarter as their effects would have been anti-dilutive.

As of June 30, 2005, the company had $77.3 million in cash and cash equivalents.

BUSINESS HIGHLIGHTS

To reduce business concentration and better weather regulatory volatility in the wireless value-added sector going forward, the company has been focusing on the following initiatives starting from 2005:

•	Strengthening existing marketing and distribution channels,

•	Increasing service platforms and customer reach,

•	Establishing alternative marketing, promotion and distribution channels, and

•	Accelerating new product rollout through in-house development and partnerships.

Commenting on these initiatives, Mr. Wang stated, “As a result of our focused approach, we delivered positive total revenue growth in the second quarter despite continued short-term weakness in the 2.5G market. We are especially pleased to see progress in the following areas:

•	Total wireless value-added services revenues (2G and 2.5G services combined) from China Mobile grew 36.5% quarter-over-quarter and 72.9% year-over-year to $4.3 million. As a percentage of total wireless value-added services revenues, it increased to 32.4% in the second quarter of 2005 from 24.6% in the previous quarter and 23.3% in the second quarter of 2004.

•	Strong IVR growth was able to offset the decline in SMS and WAP revenues in the quarter; newly launched MMS and CRBT services began to generate revenue in the second quarter and are expected to contribute to revenue growth more significantly in future periods.

•	Alternative marketing, promotion and distribution channels such as Internet marketing alliances, partnerships with handset manufacturers to embed our services in mobile phones and direct media advertising have become more effective. We expect such channels will increasingly contribute to future revenue growth.

•	We launched the mobile album “You Are My Roses” in the second quarter, which is the first time a music album has been launched over the mobile networks in China months before its CD or Internet release. The event received enthusiastic recognition and support from the Chinese music industry as a new direction for future music production and distribution.

•	We successfully implemented our WAP service provisioning and management software VASPro for the Phase IV capacity expansion project of China Unicom’s nationwide WAP portal. The new software platform can now support 15.5 million WAP users and run on both Unix and Window servers.

•	We also entered into contracts with China Unicom’s provincial offices in Shanxi and Shaanxi provinces to supply VASPro software and build their provincial WAP portals. Our VASPro software is being licensed to replace existing systems supplied by our competitors.”

Mr. Wang continued, “We believe the second quarter of 2005 marked a turning point for Hurray!. We are optimistic that our continuous efforts on the foregoing business initiatives will help deliver diversified and balanced growth going forward.”

Note to the Financial Information

The financial information in this press release has been extracted from unaudited financial statements prepared in accordance with generally accepted accounting principles in the United States of America.

Conference Call

The company will host a conference call to discuss the second quarter results at

Time:	9:00 pm Eastern Standard Time on August 15, 2005 or 9:00 am Beijing/Hong Kong Time on August 16, 2005

The dial-in number:	800-435-1398 (US)
617-614-4078 (international)
Password: 53010161

A replay of the call will be available from August 15, 2005 until August 22, 2005 as follows:

888-286-8010 (US)
617-801-6888 (international)
PIN number: 89027029

Additionally, a live and archived web cast of this call will be available at:

http://www.videonewswire.com/event.asp?id=29849 or
http://www.hurray.com/english/home.htm

About Hurray! Holding Co., Ltd.

Hurray! provides wireless value-added services such as ringtones, picture downloads, community and entertainment services to mobile users in China. The company is one of the market leaders in providing these services using wireless application protocol, commonly referred to as WAP, in China. WAP services are offered through the advanced 2.5G mobile networks, the most advanced broadly available mobile networks deployed in China. Hurray! also offers these services through 2G mobile networks.

In addition, Hurray! designs, develops, sells and supports a service provisioning and management software that is used by China Unicom, one of the two principal mobile operators in China, to support its 2.5G services platform.

Use of Non-GAAP Financial Measure

Hurray! believes that the supplemental presentation of adjusted net income and earnings per ADS, excluding the effect of one-time legal expenses associated with an aborted transaction, provides meaningful non-GAAP financial measures to help investors understand and compare business trends among different reporting periods on a consistent basis, independently of infrequent or unusual events. Thus, the non-GAAP financial measures provide investors with another method for assessing Hurray!’s operating results in a manner that is focused on the performance of its ongoing operations. Hurray! management also uses non-GAAP financial measures to plan and forecast results for future periods. Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies, and should refer to the reconciliation of GAAP results with non-GAAP results in the attached financial statements.

Forward-looking Statements

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes” and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: continued competitive pressures in China’s wireless value-added services market; changes in technology and consumer demand in this market; changes in the policies of the mobile operators in China or the laws governing wireless value-added services; the state of Hurray!’s relationships with China’s mobile operators; and other risks outlined in Hurray!’s filings with the Securities and Exchange Commission, including its registration statement on Form F-1, as amended. Hurray! does not undertake any obligation to update this forward-looking information, except as required under applicable law.

Hurray! Holding Co., Ltd.

Unaudited Condensed Consolidated Balance Sheets

	As of December 31, 2004(1)	As of June 30, 2005
		(Unaudited)
	(in thousands of U.S. dollars)
Assets
Current assets:
Cash and cash equivalents	$8,714	$77,347
Accounts receivable, net of allowance	11,883	11,241
Notes receivable	—	328
Prepaid expenses and other current assets	2,133	832

Total current assets	22,730	89,748

Deposits	266	310
Property and equipment, net	2,617	2,480
Acquired intangible assets, net	439	565
Goodwill	20,412	20,945

Total assets	$46,464	$114,048

Liabilities and shareholders’ equity
Current liabilities:
Short-term borrowings	$2,658	$—
Accounts payable	3,335	2,410
Accrued expenses and other current liabilities	2,750	2,981
Income tax payable	—	457
Deferred tax liabilities	—	66

Total current liabilities	8,743	5,914

Shareholders’ equity:
Series A convertible preference shares	17	—
Ordinary shares	59	83
Subscription receivable	(51)	(21)
Additional paid-in capital	16,416	76,200
Retained earnings	21,280	31,872

Total shareholders’ equity	37,721	108,134

Total liabilities and shareholders’ equity	$46,464	$114,048

(1)	December 31, 2004 balances were extracted from audited financial statements.

Hurray! Holding Co., Ltd.

Unaudited Condensed Consolidated Statements of Operations

	For the three months ended
	June 30, 2004	March 31, 2005	June 30, 2005
	(in thousands of U.S. dollars, except share and per share data)
Revenues:
2G services	$3,556	$3,524	$4,578
2.5G services	7,231	9,411	8,804
Software and system integration services	1,202	1,979	1,611

Total revenues	11,989	14,914	14,993

Cost of revenues:
2G services	1,838	1,712	2,125
2.5G services	2,792	4,074	3,567
Software and system integration services	169	586	355

Total cost of revenues	4,799	6,372	6,047

Gross profit	7,190	8,542	8,946

Operating expenses:
Product development	612	510	638
Selling and marketing	1,739	2,013	2,597
General and administrative	453	536	1,180
Stock-based compensation	—	—	21

Total operating expenses	2,804	3,059	4,436

Income from operations	4,386	5,483	4,510

Other income	—	636	335
Interest income (expense)	(66)	20	323
Income tax expense	—	(559)	(155)

Net income	$4,320	$5,580	$5,013

Earnings per share, basic	$0.0035	$0.0032	$0.0023
Earnings per ADS, basic	$0.35	$0.32	$0.23
Earnings per share, diluted	$0.0026	$0.0031	$0.0022
Earnings per ADS, diluted	$0.26	$0.31	$0.22

Shares used in calculating basic earnings per share	1,225,607,920	1,742,740,800	2,190,275,204
ADSs used in calculating basic earnings per ADS	12,256,079	17,427,408	21,902,752
Shares used in calculating diluted earnings per share	1,634,241,695	1,787,720,156	2,229,032,723
ADSs used in calculating diluted earnings per ADS	16,342,417	17,877,202	22,290,327

Hurray! Holding Co., Ltd.

Non-GAAP Reconciliation

(in thousands of U.S. dollars, except share and per share data)

	For the three months ended
	June 30, 2004	March 31, 2005	June 30, 2005
	(Unaudited)	(Unaudited)	(Unaudited)
Net income	$4,320	$5,580	$5,013
One-time legal expenses	—	—	530

Adjusted net income	4,320	5,580	5,543

Adjusted diluted earnings per share	$0.0026	$0.0031	$0.0025
Adjusted diluted earnings per ADS	$0.26	$0.31	$0.25
Shares used in calculating diluted earnings per share	1,634,241,695	1,787,720,156	2,229,032,723
ADSs used in calculating diluted earnings per ADS	16,342,417	17,877,202	22,290,327

Source: Hurray! Holding Co., Ltd.